Exhibit 99.1

News release via Canada NewsWire, Toronto 416-863-9350

    Attention Business Editors:
    CoolBrands International Inc. eliminates dual class share structure

    TORONTO, May 31 /CNW/ - CoolBrands International Inc. (TSX: COB.A) today announced that, in accordance with the special resolution passed by the
Company's shareholders on February 27, 2006, the Company has filed articles of amendment in order to effect the elimination of its dual class share structure. The change to common shares is effective immediately. As a result of the elimination of the Company's dual class structure, a total of 6,025,659 multiple voting shares and 50,049,774 subordinate voting shares have been changed into 56,075,433 common shares, each carrying one vote.
    As a result of the Company's multiple voting shares and subordinate voting shares being changed into common shares, the TSX ticker symbol currently representing the Company's subordinate voting shares will be changed to "COB" to reflect the common shares, effective on or about June 4, 2007.
    In connection with the elimination of the Company's dual class structure, the Company also announced today that the Board Representation Agreement dated
October 13, 1997 and amended and restated on January 15, 1998 and further amended January 12, 2001 pursuant to which The Serruya Family Trust, Michael
Serruya, Aaron Serruya, the Estate of Richard E. Smith, David M. Smith and
David J. Stein agreed with each other to vote all of their respective shares of the Corporation in favour of nominees proposed for election as directors, has been terminated, effectively immediately.
    The Company also announced that the Trust Agreement dated March 18, 1998 between the Estate of Richard E. Smith, David M. Smith, David J. Stein,
Michael Serruya, Aaron Serruya, 1082272, the Serruya Trust, CoolBrands
International Inc. and the Chase Manhattan Bank which governed the voting, transfer and conversion of the Multiple Voting Shares, has been terminated, effective immediately.

    Forward Looking Statements

    This press release includes certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 regarding, among other things, statements relating to goals, plans and projections regarding CoolBrands' financial position and business strategy. These statements may be identified by the fact that they use such words as
"anticipate", "estimate", "expect", "intend", "plan", "believe" and other words and terms of similar meaning in connection with any discussion of future operating or financial performance. Such forward-looking statements are based on current expectations and involve inherent risks and uncertainties, including factors that could delay, divert or change any of them, and could cause actual outcomes and results to differ materially from current expectations. These factors include, among other things, market factors, the ability of CoolBrands to effectively manage the risks inherent with divestitures, mergers and acquisitions, currency risk exposure, existing and potential litigation involving the Company, the performance of management, including management's ability to implement its plans as contemplated,
CoolBrands' relationship with its customers, franchisees, licensees and licensors, governmental regulations and legislation. CoolBrands undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise.

    %SEDAR: 00003887E          %CIK: 0001005531

    /For further information: Carla Aedo, Telephone: (905) 479-8762/
    (COB.A.)

CO:  CoolBrands International Inc.

CNW 09:00e 31-MAY-07